SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                            James River Coal Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    470355207
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                Steven N. Isaacs
                              Glencore Finance AG
                              Baarermattstrasse 3
                                  CH-6341 Baar
                                  Switzerland
                               011-41-41-709-2340
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 1, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                                  SCHEDULE 13D
----------------------                                      --------------------
CUSIP No. 470355207                                         Page 2 of 12
----------------------                                      --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glencore Finance AG

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        (See Item #3) AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Switzerland

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       1,482,948

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       1,482,948
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      1,482,948

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,482,948
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        8.88%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 470355207                                         Page 3 of 11
----------------------                                      --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glencore International AG

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        (See Item #3) WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Switzerland

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       1,482,948

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      1,482,948

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,482,948
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        8.88%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 470355207                                         Page 4 of 11
----------------------                                      --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Glencore Holding AG

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        (See Item #3) AF
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7       0
      NUMBER OF

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8       1,482,948

       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9       0
      REPORTING

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10      1,482,948

--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          1,482,948
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13        8.88%

--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------                                      --------------------
CUSIP No. 470355207                                         Page 4 of 11
----------------------                                      --------------------



                                  INTRODUCTION

            This Amendment No. 2 to Schedule 13D amends and supplements the
Schedule 13D filed by Glencore Finance AG ("Glencore Finance"), Glencore International AG ("Glencore International"), and Glencore Holding AG ("Glencore Holding", and, collectively with Glencore Finance and Glencore International, "Glencore") on November 29, 2004, as amended and supplemented by Amendment No. 1 thereto filed on June 2, 2005 (as amended and supplemented, the "Schedule 13D"). This Amendment No. 2 to Schedule 13D relates to the disposition by Glencore Finance of certain shares of common stock (the "Common Stock") of James River Coal Company (the "Company"). Item 5 of Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Company has 16,691,536 shares of Common Stock outstanding as of November 1, 2006, according to the quarterly report on Form 10-Q filed by the Company with the Securities and Exchange Commission on November 9, 2006. As of the date hereof, and after Glencore's disposition of the shares of Common Stock set forth on Schedule "A" hereto, the total number of shares of Common Stock that Glencore beneficially owns is 1,482,948, which represents approximately 8.88% of the Company's total outstanding shares of Common Stock as of November 1, 2006.

            (b) Glencore Finance has shared power with Glencore International and Glencore Holding to vote, or to direct the voting of, all of the shares of the Common Stock reported as beneficially owned by Glencore. Glencore Finance has shared power with Glencore International and Glencore Holding to dispose of, or to direct the disposition of, all of the shares of Common Stock reported as beneficially owned by Glencore.

            (c) The trading dates, number of shares of Common Stock purchased or sold, and the price per share for all transactions by Glencore Finance in the Common Stock within the last sixty days are set forth in Schedule "A" hereto, and are incorporated by reference. Glencore International and Glencore Holding did not enter into any transactions in respect of the Common Stock of the Company within the last sixty days.

            (d) Not applicable.

            (e) Not applicable.

----------------------------                           -------------------------
CUSIP No. 470355207                                    Page 6 of 11
----------------------------                           -------------------------


                                    SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: February 7, 2007

                                       GLENCORE FINANCE AG


                                       By: /s/ Barbara A. Wolfensberger
                                           ------------------------------------
                                          Name:  Barbara A. Wolfensberger
                                          Title: Director


                                       By:  /s/ Steven N. Isaacs
                                           -------------------------------------
                                           Name:  Steven N. Isaacs
                                           Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By: /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer


                                       By: /s/ Andreas P. Hubmann
                                          --------------------------------------
                                          Name:  Andreas P. Hubmann
                                          Title:  Officer


                                       GLENCORE HOLDING AG


                                       By:  /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman


                                       By:  /s/ Ivan Glasenberg
                                           -------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director

----------------------------                           -------------------------
CUSIP No. 470355207                                    Page 7 of 11
----------------------------                           -------------------------


                                     Annex 1
                                     -------

            Set forth below are the names, business addresses and present principal occupations of the executive officers and directors of Glencore Finance, Glencore International and Glencore Holding. The executive officers of Glencore Holding are the directors of Glencore Holding. The executive officers of Glencore International are the persons listed as directors whose principal occupation is with Glencore International. The executive officer of Glencore Finance is the person listed as director whose principal occupation is with Glencore Finance. Unless otherwise indicated, the present principal occupation of each person is with Glencore International. If no business address is given, the director's or executive officer's address is Baarermattstrasse 3, CH-6341, Baar, Switzerland. Unless otherwise indicated, all of the persons listed below are citizens of Switzerland.

Directors of Glencore Finance

          Name            Principal Occupation   Business Address   Citizenship
----------------------   ---------------------   ----------------   ------------
Steven N. Isaacs         Chairman and Managing                      South Africa
                         Director of Glencore
                         Finance AG

Andreas P. Hubmann       Officer of Glencore
                         International AG --
                         Accounting

Barbara A. Wolfensberger In-house Counsel of
                         Glencore
                         International AG


Directors of Glencore International

          Name            Principal Occupation   Business Address   Citizenship
----------------------   ---------------------   ----------------   ------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Non-Executive Director Buetzenweg 16
                                                CH-6300 Zug
                                                Switzerland

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Lachenal Patry         CH-8001 Zurich
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road    USA
                         Executive Officer of   Bldg. A, Suite 200
                         Century Aluminum       Monterey, CA 93940
                         Company

----------------------------                           -------------------------
CUSIP No. 470355207                                    Page 8 of 11
----------------------------                           -------------------------


Directors of Glencore Holding

          Name            Principal Occupation   Business Address   Citizenship
----------------------   ---------------------   ----------------   ------------
Willy R. Strothotte      Chairman                                   Germany

Ivan Glasenberg          Chief Executive                            Australia
                         Officer

Zbynek E. Zak            Non-Executive Director Buetzenweg 16
                                                CH-6300 Zug
                                                Switzerland

Peter A. Pestalozzi      Attorney, Pestalozzi   Loewenstrasse 1
                         Lachenal Patry         CH-8001 Zurich
                                                Switzerland

Craig A. Davis           Chairman & Chief       2511 Garden Road,   USA
                         Executive Officer of   Bldg. A, Suite 200
                         Century Aluminum       Monterey, CA 93940
                         Company

Andreas P. Hubmann       Officer of Glencore
                               International AG --
                         Accounting

----------------------------                           -------------------------
CUSIP No. 470355207                                    Page 9 of 11
----------------------------                           -------------------------



                                   Schedule A
                                   ----------

                                Glencore Finance



                            Number of Shares
  Date of Transaction       Purchased/(Sold)      Price Per Share
--------------------------------------------------------------------

       02/01/2005               600,000               $7.0275
--------------------------------------------------------------------

       02/02/2005               250,000               $6.811
--------------------------------------------------------------------

       02/05/2005                11,000                $6.67
--------------------------------------------------------------------

       02/06/2007                40,000                $6.58
--------------------------------------------------------------------

       02/07/2007                45,000               $6.515
--------------------------------------------------------------------

----------------------------                           -------------------------
CUSIP No. 470355207                                    Page 11 of 11
----------------------------                           -------------------------



                                    Exhibit 1
                                    ---------

                             Joint Filing Agreement
                            Pursuant to Rule 13d-1(k)

            The undersigned persons (the "Reporting Persons") hereby agree that a joint statement on this Amendment No. 2 to Schedule 13D, and any amendments thereto, is to be filed.

            Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.

Date: February 7, 2007


                                       GLENCORE FINANCE AG


                                       By: /s/ Barbara A. Wolfensberger
                                          --------------------------------------
                                          Name:   Barbara A. Wolfensberger
                                          Title:  Director


                                       By: /s/ Steven N. Isaacs
                                          --------------------------------------
                                          Name:  Steven N. Isaacs
                                          Title: Director


                                       GLENCORE INTERNATIONAL AG


                                       By: /s/ Lotti Grenacher
                                          --------------------------------------
                                          Name:  Lotti Grenacher
                                          Title: Officer


                                       By: /s/ Andreas P. Hubmann
                                          --------------------------------------
                                          Name:  Andreas P. Hubmann
                                          Title: Director


                                       GLENCORE HOLDING AG


                                       By: /s/ Willy R. Strothotte
                                          --------------------------------------
                                          Name:  Willy R. Strothotte
                                          Title: Chairman


                                       By: /s/ Ivan Glasenberg
                                          --------------------------------------
                                          Name:  Ivan Glasenberg
                                          Title: Director